Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Confirmation of Release Date for Q3 2013 Results

November 7, 2013: Caledonia Mining Corporation (“Caledonia”) confirms that its operating and financial results for the third quarter to September 30, 2013 will be released at 7.30am (London time) on November 13th, 2013.

The full Report & Accounts, including the Management Discussion and Analysis for the quarter ended September 30, 2013 will be available from the Company's website www.caledoniamining.com and from SEDAR during the course of November 13th 2013

Caledonia will also be at Mines and Money London in December.  Subject to any scheduling changes, Caledonia will present at 10.40am on Monday 2 December.  Caledonia’s management will be available at Booth D5 for the duration of the conference.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior,Jamie Loughborough, James Black Tel: +44 20 7260 1000

Newgate Threadneedle Graham Herring, Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751